UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579202

(CUSIP Number)

Alfred M. Rankin, Jr.

5875 Landerbrook Drive

Cleveland, Ohio 44124-4017

(440) 449-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 629579202	SCHEDULE 13D/A	Page 2 of 7

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfred M. Rankin, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 166,519
	8	SHARED VOTING POWER 872,371
	9	SOLE DISPOSITIVE POWER 166,519
	10	SHARED DISPOSITIVE POWER 872,371

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,038,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.32%
14	TYPE OF REPORTING PERSON* IN

CUSIP NO. 629579202	SCHEDULE 13D/A	Page 3 of 7

Part II to Schedule 13D

This Amendment No. 15 to Schedule 13D (this “Amendment No. 15”) is hereby filed to update and supplement certain information with respect to beneficial ownership of shares of Class B Common Stock (the “Class B Common”) of NACCO Industries, Inc. (the “Issuer”) held by Rankin Associates I, L.P., a Delaware limited partnership (the “Partnership”), that appeared in the Amended and Restated Schedule 13D filed by the Reporting Persons on March 27, 2002 (the “Initial Filing”), as amended on October 24, 2002 (the “Amendment No. 1”), as further amended on February 17, 2004 (the “Amendment No. 2”), as further amended on February 15, 2005 (the “Amendment No. 3”), as further amended on February 14, 2006 (the “Amendment No. 4”), as further amended on February 13, 2008 (the “Amendment No. 5”), as further amended on February 16, 2010 (the “Amendment No. 6”), as further amended on February 14, 2011 (the “Amendment No. 7”), as further amended on February 14, 2012 (the “Amendment No. 8”), as further amended on February 14, 2013 (the “Amendment No. 9”), as further amended on February 14, 2014 (the “Amendment No. 10”), as further amended on February 13, 2015 (the “Amendment No. 11”), as further amended on February 14, 2017 (the “Amendment No. 12”), as further amended on February 13, 2018 (the “Amendment No. 13”) and as further amended on February 12, 2021 (the “Amendment No. 14” and, collectively, the “Filings”). This Amendment No. 15 reflects the beneficial ownership of shares of Class B Common by the Reporting Persons. Capitalized items used herein but not defined herein have the meanings assigned to them in the Initial Filing.

Item 2. Identity and Background.

(a)—(c) Item 2 of the Filings is hereby amended as follows:

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced by the following:

Alfred M. Rankin, Jr. Mr. Rankin’s resident address is 7421 Markell Road, Waite Hill, Ohio 44094. He is (a) Non-Executive Chairman of Hamilton Beach Brands Holding Company at 4421 Waterfront Dr., Glen Allen, Virginia 23060, (b) Chairman and Chief Executive Officer of Hyster-Yale Materials Handling, Inc. at 5875 Landerbrook Drive, Suite 300, Cleveland, Ohio 44124 and (c) Non- Executive Chairman of the Issuer at 5875 Landerbrook Drive, Suite 220, Cleveland, Ohio 44124.

The statements under the heading Bruce T. Rankin are hereby deleted in their entirety.

Item 5. Interest in Securities of the Issuer.

The statements under the heading Alfred M. Rankin, Jr. which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and to dispose of 166,519 shares of Class B Common. Mr. Rankin (a) as trustee and beneficiary of certain trusts, shares the power to vote the 472,371 shares of Class B Common held by Rankin I with the other general partners of Rankin I and shares the power to dispose of the 472,371 shares of Class B Common held by Rankin I with the other general partners and limited partners of Rankin I and (b) as trustee and beneficiary of certain trusts, shares the power to vote the 400,000 shares of Class B Common held by Rankin IV with the other general partners of Rankin IV and shares the power to dispose of the 400,000 shares of Class B Common held by Rankin IV with the other general partners and limited partners of Rankin IV. Collectively, the 1,038,890 shares of Class B Common beneficially owned by Alfred M. Rankin, Jr. constitute approximately 66.32% of the Class B Common outstanding as of December 31, 2021.

The statements under the heading Bruce T. Rankin which appear in the Filings, are hereby deleted in their entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided with respect to Rankin Associates I, L.P. is hereby deleted and replaced by the following:

Rankin Associates I, L.P.

CUSIP NO. 629579202	SCHEDULE 13D/A	Page 4 of 7

Under the terms of the Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P. (“Rankin I”) , dated as of December 8, 2021 (the “Rankin I Partnership Agreement”), filed as Exhibit 26 hereto and incorporated herein by reference, Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, as trustees and primary beneficiaries of trusts acting as general partners of Rankin I (the “Rankin I General Partners”), share the power to vote the Class A Common and Class B Common held by Rankin I. Further, under such terms, voting actions are determined by the Rankin I General Partners owning at least a majority of the general partnership interests of Rankin I. Each of the trusts holding general and limited partnership interests in Rankin I share with each other the power to dispose of Class A Common and Class B Common held by Rankin I. Under the terms of the Rankin I Partnership Agreement, Rankin I may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the Rankin I General Partners holding more than 75% of the general partnership interests in Rankin I and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin I (“Rankin I Partnership Interests”).

The Rankin I Partnership Agreement restricts the transfer of Rankin I Partnership Interests by the partners and provides the partners and Rankin I with a right of first refusal to acquire Rankin I Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin I Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin I Partnership Agreement.

The information provided with respect to the Stockholders’ Agreement is hereby amended by inserting at the end thereof the following:

Effective February 11, 2022, each of the Issuer and the Participating Stockholders executed and delivered an Amendment to the Stockholders’ Agreement amending the Amended and Restated Stockholders’ Agreement to add additional Participating Stockholders under the Stockholders’ Agreement. A copy of the Third Amendment to the Amended and Restated Stockholders’ Agreement is attached hereto as Exhibit 27 and is incorporated herein in its entirety.

The information provided with respect to Rankin Associates II, L.P. is hereby deleted and replaced by the following:

Rankin Associates II, L.P.

Under the terms of the First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P. (“Rankin II”), dated as of December 8, 2021 (the “Rankin II Partnership Agreement”), filed as Exhibit 28 hereto and incorporated herein by reference, Rankin Management, Inc. (“RMI”), as the general partner of Rankin II, has the sole power to vote the Class A Common and Class B Common held by Rankin II. RMI exercises such powers by action of its board of directors, which acts by majority vote and consists of Alfred M. Rankin, Jr., Thomas T. Rankin, Claiborne R. Rankin and Roger F. Rankin, the individual trusts of whom are the stockholders of RMI. RMI shares the power to dispose of the Class A Common and Class B Common held by Rankin II with the other individuals and entities holding limited partnership interests in Rankin II. Under the terms of the Rankin II Partnership Agreement, Rankin II may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of RMI and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin II (“Rankin II Partnership Interests”).

The Rankin II Partnership Agreement restricts the transfer of Rankin II Partnership Interests by the partners and provides the partners and Rankin II with a right of first refusal to acquire Rankin II Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin II Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin II Partnership Agreement.

The information provided with respect to Rankin Associates IV, L.P. is hereby deleted and replaced by the following:

Rankin Associates IV, L.P.

Under the terms of the Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P. (“Rankin IV”), dated as of December 8, 2021 (the “Rankin IV Partnership Agreement”), filed as Exhibit 29 hereto and incorporated herein by reference, the general partners share the power to vote the Class A Common and Class B

CUSIP NO. 629579202	SCHEDULE 13D/A	Page 5 of 7

Common held by Rankin IV. Further, under such terms, voting actions are determined by the general partners owning at least a majority of the general partnership interests of Rankin IV. Each of the trusts holding general and limited partnership interests in Rankin IV share with each other the power to dispose of Class A Common and Class B Common held by Rankin IV. Under the terms of the Rankin IV Partnership Agreement, Rankin IV may not dispose of Class A Common or Class B Common, or convert Class B Common into Class A Common, without the consent of the general partners holding more than 75% of the general partnership interests in Rankin IV and the consent of the holders of more than 75% of all partnership interests, including the general partnership interests, in Rankin IV (the “Rankin IV Partnership Interests”).

The Rankin IV Partnership Agreement restricts the transfer of Rankin IV Partnership Interests by the partners and provides the partners and Rankin IV with a right of first refusal to acquire Rankin IV Partnership Interests that a partner desires to sell and a repurchase obligation to compel the sale of Rankin IV Partnership Interests by the partners under certain circumstances. This description of the transfer restrictions, rights of first refusal and repurchase obligations is qualified by reference to the Rankin IV Partnership Agreement.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Filing is hereby amended by adding the following:

Exhibit 26	Third Amended and Restated Limited Partnership Agreement of Rankin Associates I, L.P., dated as of December 8, 2021.

Exhibit 27

Third Amendment to Amended and Restated Stockholders’ Agreement, dated as of February 11, 2022, by and between the Depository, the Issuer, the new Participating Stockholders and the Participating Stockholders.

Exhibit 28	First Amended and Restated Limited Partnership Agreement of Rankin Associates II, L.P., dated as of December 8, 2021.

Exhibit 29	Second Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P., dated as of December 8, 2021.

[Signatures begin on the next page.]

[The remainder of this page was intentionally left blank.]

CUSIP NO. 629579202	SCHEDULE 13D/A	Page 6 of 7

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

Name: Rankin Associates I, L.P.

By: Main Trust of Alfred M. Rankin, Jr., created under the Agreement, dated as of September 28, 2000, as supplemented, amended and restated, between Alfred M. Rankin, Jr., as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr. (successor in interest to the Trust created by the Agreement, dated August 30, 1967, as supplemented, amended and restated, between National City Bank, as trustee, and Alfred M. Rankin, Jr., creating a trust for the benefit of Alfred M. Rankin, Jr.), as one of its General Partners

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., as Trustee

REPORTING PERSONS

By:	/s/ Alfred M. Rankin, Jr.
Alfred M. Rankin, Jr., on behalf of himself and as:

CUSIP NO. 629579202	SCHEDULE 13D/A	Page 7 of 7

Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for BTR 2012 GST for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2012 GST for Thomas P. Rankin *
Attorney-in-Fact for BTR 2012 GST for Helen R. Butler *
Attorney-in-Fact for BTR 2012 GST for Elisabeth M. Rankin*
Attorney-in-Fact for BTR 2012 GST for Julia R. Kuipers*
Attorney-in-Fact for BTR 2012 GST for Clara R. Williams*
Attorney-in-Fact for BTR 2012 GST for Matthew M. Rankin*
Attorney-in-Fact for BTR 2012 GST for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2012 GST for James T. Rankin*
Attorney-in-Fact for BTR 2012 GST for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Helen R. Butler*
Attorney-in-Fact for BTR 2020 GST Trust for Clara R. Williams*
Attorney-in-Fact for BTR 2020 GST Trust for Matthew M. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for James T. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Thomas P.K. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Chloe R. Seelbach*
Attorney-in-Fact for BTR 2020 GST Trust for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for BTR 2020 GST Trust for Julia R. Kuipers*
Attorney-in-Fact for BTR 2020 GST Trust for Anne F. Rankin*
Attorney-in-Fact for BTR 2020 GST Trust for Elisabeth M. Rankin*
Attorney-in-Fact for CRW 2020 GST Trust for Margo J.V. Williams*
Attorney-in-Fact for CRW 2020 GST Trust for Helen C. Williams*
Attorney-in-Fact for HRB 2020 GST Trust for Clara R. Butler*
Attorney-in-Fact for HRB 2020 GST Trust for Griffin B. Butler*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 26 hereto.